FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 25, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

MTS ANNOUNCES AGM DATE AND NOMINATIONS FOR THE COMPANY’S BOARD OF DIRECTORS

MOSCOW, RUSSIAN FEDERATION — APRIL 25, 2007 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE DATE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE NOMINEES FOR THE COMPANY’S BOARD OF DIRECTORS.

MTS’ Board of Directors (BoD) has set the date for the annual general meeting of shareholders (AGM) for June 29, 2007. The record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends for 2006(1) has been set for May 14, 2007.

(1)             MTS’ BoD will decide on the recommended size of dividends for 2006 to be approved by the AGM at its meeting in May.

A total of ten candidates have been nominated for election to the BoD, including four independent candidates. The Company’s shareholders have proposed the following nominees for election to its BoD:

•                              Mr. Anton Abugov, First Vice-President, Head of Strategy and Development Complex, Sistema;

•                              Mr. Alexey Buyanov, Senior Vice-President, Head of Financial Complex, Sistema;

•                              Mr. Sergei Drozdov, Senior Vice-President, Head of Property Complex, Sistema;

•                              Ms. Tatiana Evtushenkova, Vice-President of Strategy and Corporate Development of MTS;

•                              Mr. Mohanbir Gyani, independent candidate;

•                              Mr. Leonid Melamed, President and CEO of MTS;

•                              Sir Peter Middleton, independent member of MTS’ BoD;

•                              Mr. Paul Ostling, independent candidate;

•                              Mr. Helmut Reuschenbach, independent member of MTS’ BoD;

•                              Mr. Sergey Schebetov, General Director, Sistema Telecom.

Other issues entered into the AGM agenda by MTS’ BoD include the approval of the Company’s 2006 annual report, approval of the Company’s financial statements for the year 2006, approval of dividend amount for the year 2006, election of members to the Company’s Auditing commission, approval of the Company’s Auditor, approval of a new MTS Charter and approval of the Statute on compensation of members of the Company’s BoD.

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Biographies

Mr. Anton Abugov graduated from the National Economy Academy under the Government of the Russian Federation. He currently serves as the First Vice-President and Head of Strategy and Development Complex at Sistema. Between 2003 and 2006, Mr. Abugov was Managing Director of AKB Rosbank, in charge of its Corporate Finance Department. Prior to Rosbank, he was a partner in Eurasia Capital Partners, overseeing investment projects in Eastern European telecoms and Russian petrochemical businesses. From 1997 to 2006, he was strategic adviser to the TAIF Group of Companies, one of the biggest financial-industrial groups in Russia. Between 1995 and 2002, Mr. Abugov was head of corporate finance at UFG (United Financial Group), seeing through a number of

WWW.MTSGSM.COM

major fundraising, strategic consultancy, and merger and acquisition projects in various industries in Russia and Eastern Europe. In 1999, he was an adviser to RAO UES. In 1995, Mr. Abugov was involved in developing infrastructure and a regulatory framework for the securities market in Russia.

Mr. Sergei Drozdov graduated from the S. Ordzhonikidze State Academy of Management in Economics. Mr. Drozdov was head of the Administration of Financial Innovations and Marketing with the City of Moscow’s Property Fund from 1994 to 1995.  Mr. Drozdov has been working with Sistema since 1995. He managed the Department of Development and Investments from 1995 to 1998 and between 1998 and 2002 served as Vice President, Acting President and First Vice President of Sistema-Invest. He became Acting First Vice President and Head of the Department of Corporate Property in May 2002. In September 2002, he was appointed Director and First Vice President of Sistema and Chief of the Property Complex. He holds a number of other senior corporate positions, mainly among group companies. Drozdov serves on the Boards of Sistema Telecom, MGTS, Sistema-Invest and Sistema Hals.

Mr. Mohanbir Gyani graduated with B.A. in Business Administration and holds an MBA in finance from San Francisco State University. He has almost 30 years of experience in the telecommunications and wireless industry. He is currently the Vice Chairman of, and the former CEO and Chairman of the Board of Roamware, Inc., a services provider for wireless operators. From 2000 to 2003, he was the President and CEO of AT&T Wireless Mobility Services. Effective 2003 and until 2005, Mr. Gyani was Senior Advisor to the Chairman and CEO responsible for strategy, business development and operations at AT&T Wireless Group. Previously, following the Vodafone and AirTouch merger, Mr. Gyani was Head of Strategy and Corporate Development and a member of the Board of directors for Vodafone AirTouch Plc in 1999. Prior to the merger, Mr. Gyani was Executive Vice President and Chief Financial Officer of AirTouch Communications from 1994 to 1999. Mr. Gyani began his career in 1978 with Pacific Telesis Group where he held various financial and operational positions.

Currently Mr.Gyani is a member of the Boards of Keynote Systems, Safeway, Sirf Technology and Union Banc of California, as well as a board member of private firms and non-profit organizations. He is a former member of the Board of Directors of the GSM Association and of CTIA (Cellular Telecommunications and Internet Association) and has been a Board Member in numerous public and private enterprises in the past.

Mr. Paul Ostling holds Law Degree from Fordham University School of Law and B.S. in Mathematics and Philosophy from Fordham University. Mr. Ostling has over 30 years of managerial experience. Mr. Ostling served as Global Chief Operating Officer at Ernst & Young since 2003. He earlier held a number of key positions at Ernst & Young. Within this organization, he held a position of Global Executive Partner from 1994 to 2003, Vice Chairman and National Director Human Resources from 1985 to 1994, associate and assistant general counsel from 1977 to 1985. Mr. Ostling began his career at Chadbourne & Parke as an Associate Attorney Litigation and Corporate Matters. He is the Chairman of the Audit Committee of United Services Organization, a member of the Board of TransAtlantic Business Dialogue, and Co-Chairman of Ukraine Foreign Investment Advisory Council. Mr. Ostling is the Chairman of Business Council for International Understanding (“BCIU”), director at Better Business Bureau of New York and the president of RAM Insurance, IIG (Vermont).

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For further information, please contact:
Mobile TeleSystems, Moscow

Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.16 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: April 25, 2007